Cohoes Bancorp., Inc. and Hudson River Bancorp., Inc. Shareholders:

                               WE'RE NOT TRYING TO
                                STOP SOMETHING ...

                                 WE'RE TRYING TO
                                 START SOMETHING

The directors of both Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. unconditionally rejected TrustCo Bank Corp's acquisition offers in favor of their own merger.

They did so even though Trustco's offers would give their shareholders a substantially greater return than their proposed merger.

               Who Really Benefits from the Cohoes/Hudson Merger?

     Directors of Cohoes receive restricted stock . Estimated value of $107,000* per director.

     The CEO of Cohoes receives restricted stock. Estimated value $853,000*

     The CEOs of both Cohoes and Hudson receive six-year employment agreements.

     Directors who are not elected to the new board may receive up to $189,000 each over the next six years.

     The CEO of Hudson River is entitled to $3,000,000 if not elected co-CEO or CEO of the new company beginning three years after the merger.

     Upon merger, directors of Cohoes receive an additional 7,490 stock options.


TrustCo remains committed to its offers to the shareholders of Cohoes and Hudson River. Trustco's offers provide the shareholders of both companies an attractive premium over market values and. based on historical rates, the shareholders would receive a substantial increase in their dividends.

TrustCo has the financial strength to make its offers work, and to insure independent, community-based banking for many years to come.


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                               The TrustCo offers.
             Better for the shareholders. Better for the community.


TrustCo Bank Corp NY intends to file Tender Offer Statements and Registration Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bankcorp., Inc. and Hudson River Bancorp., Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.

*The above estimates were based on a closing price for HRBT of $11.875 as of 6/30/00. The above information was extracted from Form S-4/A Registration Statement Hudson River Bancorp, Inc. filed 6/30/00.












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